Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”)

200 Burrard Street, Suite 650

Vancouver, BC

V6C 3L6

Item 2:	Date of Material Change

October 2, 2019 and October 8, 2019

Item 3:	News Release

News releases announcing the material changes referred to in this report were disseminated on October 2, 2019 and October 8, 2019 through Globe Newswire and copies have been filed under Fortuna’s profile on SEDAR.

Item 4:	Summary of Material Change

On October 2, 2019, Fortuna announced that it has completed its previously announced bought deal offering (the “Offering”) of 4.65% senior subordinated unsecured convertible debentures (the “Initial Debentures”). The Company issued an aggregate principal amount of US$40 million Initial Debentures at a price of US$1,000 per Initial Debenture.

On October 8, 2019, Fortuna announced the full exercise and closing of the over-allotment option (the “Over-Allotment Option”) granted to CIBC Capital Markets, Scotiabank and BMO Capital Markets (collectively, the “Underwriters”). The Company issued and sold to the Underwriters an additional US$6 million aggregate principal amount of 4.65% senior subordinated unsecured convertible debentures (the "Additional Debentures", and together with the Initial Debentures, the “Offered Debentures”) pursuant to the exercise of the Over-Allotment Option, in connection with the Offering that closed on October 2, 2019.

Pursuant to the exercise of the Over-Allotment Option, Fortuna issued 6,000 Additional Debentures to the Underwriters at a price of US$1,000 per Additional Debenture for additional gross proceeds to the Company of US$6 million, bringing the total aggregate gross proceeds to Fortuna under the Offering to US$46 million.

Item 5:	Full Description of Material Change

On October 2, 2019, Fortuna announced that it had completed its previously announced Offering of Initial Debentures. The Company issued an aggregate principal amount of US$40 million Initial Debentures at a price of US$1,000 per Initial Debenture.

On October 8, 2019, Fortuna announced the full exercise and closing of the Over-Allotment Option granted to the Underwriters. The Company issued and sold to the Underwriters an additional US$6 Additional Debentures pursuant to the exercise of the Over-Allotment Option, in connection with the Offering that closed on October 2, 2019.

Pursuant to the exercise of the Over-Allotment Option, Fortuna issued 6,000 Additional Debentures to the Underwriters at a price of US$1,000 per Additional Debenture for additional gross proceeds to the Company of US$6 million, bringing the total aggregate gross proceeds to Fortuna under the Offering to US$46 million.

The Offered Debentures mature on October 31, 2024 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October in each year, commencing on April 30, 2020. The Offered Debentures are convertible at the holder’s option into common shares in the capital of the Company (“Common Shares”) at a conversion price of US$5.00 per share (the “Conversion Price”), representing a conversion rate of 200 Common Shares per US$1,000 principal amount of Offered Debentures, subject to adjustment in certain circumstances.

Subject to certain exceptions in connection with a change of control of the Company, the Offered Debentures will not be redeemable by the Company prior to October 31, 2022. On or after October 31, 2022 and prior to October 31, 2023, the Offered Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is at least 125% of the Conversion Price. On and after October 31, 2023, the Offered Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest regardless of the trading price of the Common Shares.

The Offering, including the qualification of the Over-Allotment Option, was made pursuant to a short form prospectus dated September 25, 2019, filed in each of the provinces of Canada, except Québec, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and certain other jurisdictions.

The Company will use the net proceeds from the Offering, including the additional proceeds received pursuant to the exercise of the Over-Allotment Option, for working capital in relation to the start-up of the Lindero project and for general working capital purposes.

Item 6:	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Luis Ganoza Durant, Chief Financial Officer of Fortuna, at (604) 484-4085.

Item 9:	Date of Report

October 9, 2019.